02036449

P.E 5.1.02

0-30376

RECD S.E.C.

MAY 1 6 2002

1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Mirae Corp

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PROCESSED

MAY 2 0 2002

THOMSON FINANCIAL

For the month of May, 2002

9-2, CHA AM-DONG, CHUNAN, CHUNGNAM-DO 330-200 REPUBLIC OF KOREA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F(V) or Form 40-F.

Form 20-F..... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No(V) .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miri Chung (IR Team Leader)

(Registrant)

By:________________________

(Signature)*

Date May 14, 2002

Contacts:
Mi-Ri Chung (82-41) 559-8710,
mrchung@mirae.co.kr

MIRAE CORPORATION ANNOUNCES FIRST THREE MONTHS RESULTS FOR FISICAL YEAR 2002

Seoul, Korea, May 14, 2002 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the three months ended March 31, 2002.

The Company reported sales of 14,242 million won, decreased from 17,245 million won the first quarter of FY2001, gross profit 2,199 million won increased from 2,153 million won the first quarter of FY2001. Operating loss in FY2002 is 2,207 million won from operating loss of won 3,318 million for FY2001. Net loss is 1,490 million won with the same level of 1,419 million won the first quarter of FY2001. According to focus on the core business, we spun off the System division last August. So our sales of this quarter is not included TFT-LCD Test Hander and Magazines. Even though total sales amount is decreased compared with first quarter of FY2001, actually our main business category, SE division and SMT division sales are increased to 13,866 million won from 9,488 million won of the first quarter of FY2001.

Results for each sector are as follows: SMD placement achieved the sales result of 10,093 million won a 256 percent increased from 2,833 million won , Semiconductor Equipment sales resulted in 3,773 million won 43 percent decreased from 6,655 million won compared with first quarter of FY2001. Sales by division include: Semiconductor Equipment Division 26 percent, SMT (SMD placement systems) 71 percent and others (i.e. C/S, Linear Motor) 3 percent.

The ratio for domestic and overseas this quarter is 38 percent and 62 percent respectively. These results are significantly different from first quarter of FY2001. Domestic sales portion was 94 percent and overseas was 6 percent in the first quarter of FY2001. The result is contributed to the expansion of global sales networks and also the renewal of sales representatives in the USA and European areas after we finished the contract with QUAD Corp. that has declared the bankruptcy last year.

The sales ratio by region is USA 26 percent, Europe 47 percent and Asia 27 percent.

Three Months Highlights

February 2002:

- Start the 6 Sigma movement
- Naming of a New Vice President for the Linear Motion Technology Business

March 2002 :

- General Shareholders' Meeting

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea ("Korean GAAP") and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet as of March 31, 2002 and statement of operation for three months ended March 31, 2002 have not been audited by independent auditors. In all other respects, these unconsolidated balance sheet, statement of operation under Korean GAAP are not intended to present the Company's financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems with active investments in Internet related businesses including Lycos Korea (Korean internet portal site) and SoftForum (PKI solution provider). The common stock of Mirae Corporation is traded on the Korea Stock Exchange and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol "MRAE".

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

March 31, 2002 AND 2001

(In millions of Korean won)

ASSETS	2002 (Unaudited)	2001 (Unaudited)
CURRENT ASSETS :		
Cash and cash equivalents	₩31,111	₩1,089
Short-term financial instruments	15,582	23,145
Marketable securities	15,719	45,416
Accounts receivable - trade, net	31,697	64,877
Accounts receivable – other	2,409	1,290
Inventories	46,036	69,270
Short-term loan	220	190
Advance payments	11,032	4,642
Prepaid expenses and other	1,495	876
Total Current Assets	155,301	210,795
NON-CURRENT ASSETS :		
Property, plant and equipment - net	127,999	116,388
Intangible assets - net		
Research and development costs	11,217	14,438
Other	481	234
Investment securities	24,810	40,348
Long-term and restricted bank deposits	24	311
Guarantee deposits, net	3,230	4,384
Deferred income tax assets	-	14,133
Long-term loans	10,314	7,592
Other	296	446
Total Non-Current Assets	178,371	198,274
TOTAL ASSETS	₩333,672	₩409,069

(Continued)

MIRAE CORPORATION
NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP
MARCH 31, 2002 AND 2001
(In millions of Korean won)

LIABILITIES AND SHAREHOLDERS' EQUITY	2002 (Unaudited)	2001 (Unaudited)
CURRENT LIABILITIES :		
Accounts payable - trade	₩1,861	₩10,762
Accounts payable - other	1,467	2,544
Short-term Borrowings	66,795	47,271
Advance receipts from customers	279	1,697
Income taxes payable	-	1,124
Devidends payable	-	1,846
Short-term guarantee deposits received	17,213	12,292
Provision for payment guarantee	2,043	-
Accrued expenses and other	3,002	2,757
Total Current Liabilities	92,660	80,293
LONG-TERM LIABILITIES :		
Long-term Borrowings	9,419	-
Long-term guarantee deposits received	1,737	8,831
Accrued severance indemnities, net	2,322	3,218
Total Long-term Liabilities	13,479	12,049
Total Liabilities	106,139	92,342
SHAREHOLDERS' EQUITY :		
Capital stock		
Common stock - par value ₩100 per share; Issued and outstanding 123 million shares as of March 31, 2001 and 2002, respectively	12,464	12,464
Capital surplus :		
Additional paid-in capital	183,937	241,752
Retained earnings (Accumulated Deficits)	(1,490)	32,018
Capital adjustments :		
Unrealized gain on investment securities	37,204	34,554
Additional paid-in capital –employee stock option	261	782
Treasury stock	(4,843)	(4,843)
Total Shareholders' Equity	227,533	316,727
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	₩333,672	₩409,069

MIRAE CORPORATION
NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP
THREE MONTHS ENDED MARCH 31, 2002 AND 2001
(In millions of Korean won, expect per share data)

	2002 (Unaudited)	2001 (Unaudited)
SALES	₩14,242	₩17,275
COST OF SALES	12,043	15,121
GROSS PROFIT	2,199	2,154
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,407	5,472
OPERATING INCOME (LOSS)	(2,207)	(3,318)
OTHER INCOME :		
Interest income	959	657
Gain on disposal and valuation of marketable securities	678	677
Foreign exchange and translation gains	111	2,233
Equity in gains of affiliates	147	134
Other	411	316
	2,306	4,017
OTHER EXPENSES :		
Interest expense	859	493
Foreign exchange and translation losses	37	56
Provision for doubtful other accounts	414	-
Equity in losses of affiliates	-	1,784
Other	279	172
	1,589	2,505
INCOME(LOSS) BEFORE INCOME TAXES	(1,490)	(1,806)
DEFERRED INCOME TAX EXPENSE (BENEFIT)	-	(387)
NET INCOME(LOSS)	(₩1,490)	(1,419)
WEIGHTED AVERAGE NUMBER OF COMMON STOCK OUTSTANDING (In millions of shares)	123	123
NET INCOME(LOSS) PER SHARE (In Korean won)	(₩12)	(₩12)